UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                               Register.com, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    75914G101
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 11, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of '' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 75914G101

         NAME OF REPORTING PERSON
                  XO Communications, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
              291,669

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
              291,669

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              291,669

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.23%

14       TYPE OF REPORTING PERSON*
                    CO

                                  SCHEDULE 13D

CUSIP No. 75914G101

         NAME OF REPORTING PERSON
                  Cardiff Holding LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
              291,669

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
              291,669

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              291,669

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.23%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 75914G101

         NAME OF REPORTING PERSON
                  ACF Industries Holding Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
              291,669

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
              291,669

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              291,669

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.23%

14       TYPE OF REPORTING PERSON*
                     CO

                                  SCHEDULE 13D

CUSIP No. 75914G101

         NAME OF REPORTING PERSON
                  Highcrest Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
              291,669

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
              291,669

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              291,669

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.23%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 75914G101

         NAME OF REPORTING PERSON
                  Buffalo Investors Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
              291,669

9        SOLE DISPOSITIVE POWER
                     0

10       SHARED DISPOSITIVE POWER
              291,669

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              291,669

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.23%

14       TYPE OF REPORTING PERSON*
                   CO

                                  SCHEDULE 13D

CUSIP No. 75914G101

         NAME OF REPORTING PERSON
                  Starfire Holding Corporation

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                           0

8        SHARED VOTING POWER
              291,669

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
              291,669

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              291,669

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                1.23%

14       TYPE OF REPORTING PERSON*
                    CO

                                  SCHEDULE 13D

CUSIP No. 75914G101

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
              704,705

8        SHARED VOTING POWER
                    0

9        SOLE DISPOSITIVE POWER
              704,705

10       SHARED DISPOSITIVE POWER
                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              704,705

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.96%

14       TYPE OF REPORTING PERSON*
                  PN

                                  SCHEDULE 13D

CUSIP No. 75914G101

         NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
              704,705

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
             704,705

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              704,705

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 2.96%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. 75914G101

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) / /
                                                                        (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
            996,374

9        SOLE DISPOSITIVE POWER
                    0

10       SHARED DISPOSITIVE POWER
            996,374

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            996,374

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.19%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This Statement constitutes Amendment No. 1 to the Schedule 13D previously filed.

Item 2.  Identity and Background

     Item 2 is hereby amended by addition of the following:

     The persons filing this statement are High River, Barberry, Carl C. Icahn, XO Communications, Inc., a Delaware corporation ("XO"), Cardiff Holding LLC, a Delaware limited liability company ("Cardiff"), ACF Industries Holding Corp., a Delaware corporation ("ACF Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Buffalo Investors Corp., a New York corporation ("Buffalo") and Starfire Holding Corporation, a Delaware corporation ("Starfire", and together with High River, Barberry, Mr. Icahn, XO, Cardiff, ACF Holding, Highcrest and Buffalo, the "Registrants"), all having as their principal business address 767 Fifth Avenue, 47th Floor, New York, New York 10153 except XO, whose principal business address is 11111 Sunset Hills Road, Reston, Virginia 20190.

     Starfire is wholly-owned by Mr. Icahn. Buffalo is wholly-owned by Starfire. Highcrest is approximately 99% owned by Buffalo. ACF Holding is wholly-owned by Highcrest. Cardiff is wholly-owned by ACF Holding. Cardiff owns a majority of the outstanding stock of XO. Mr. Icahn is (i) chairman and sole director of Starfire and (ii) chairman and a director of each of Highcrest, ACF Holding and XO. As a result of Mr. Icahn's ownership of and positions with Starfire, Buffalo, Highcrest, ACF Holding, Cardiff and XO, Mr. Icahn is in a position to directly and indirectly determine the investment and voting decisions made by the Registrants.

     XO is principally engaged in the business of providing communications services. Cardiff is principally engaged in the business of investing in and holding securities of XO. Starfire, Buffalo, Highcrest and ACF Holding are primarily engaged in the business of investing in and holding securities of various entities.

     Except as described on Exhibit B, neither Starfire, Buffalo, Highcrest, ACF Holding, Cardiff or XO, nor any director, member or executive officer of any of the Registrants, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Starfire, Highcrest, ACF Holding and Cardiff are set forth in Exhibit A attached hereto.



Item 5.  Interest in Securities of the Issuer

     (a) As of the close of the business day on November 13, 2003, Registrants may be deemed to beneficially own, in the aggregate, 996,374 Shares, representing approximately 4.19% of the Issuer's outstanding Shares (based upon (a) the 23,487,901 Shares stated to be outstanding as of September 30, 2003 by the Issuer in the Issuer's filing on Form 8K filed with the Securities and Exchange Commission on November 10, 2003 and (b) the 291,669 Shares underlying the warrants held directly by XO).

     (b) XO has sole voting power and sole dispositive power with regard to the 291,669 Shares referred to in paragraph (a) above (the "XO Shares") into which warrants held by them are exercisable. Each of Cardiff, ACF Holding, Highcrest, Buffalo, Starfire and Carl C. Icahn has shared voting power and shared dispositive power with regard to the XO Shares. High River has sole voting power and sole dispositive power with regard to 704,705 Shares (the "High River Shares"). Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to the Shares the High River Shares.

     Cardiff, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn, by virtue of their relationships to XO (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which XO directly beneficially owns. Each of Cardiff, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Mr. Icahn and Barberry disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants. All such transactions were effected in the open market. The table excludes commissions paid.



                                                        No. of Shares               Price
Name                         Date                       Disposed of                 Per Share

High River                   10/31/03                       10,000                  4.71

High River                   11/03/03                       10,270                  4.7309

High River                   11/04/03                         6,000                 4.74

High River                   11/05/03                       27,878                  4.7434

High River                   11/06/03                       29,200                  4.7499

High River                   11/07/03                       20,300                  4.761

High River                   11/10/03                       39,000                  4.9835

High River                   11/11/03                     363,100                   5.2239

High River                   11/12/03                     166,976                   5.0485

High River                   11/13/03                     182,000                   4.9713


Item 7.  Material to be Filed as Exhibits

     1 Joint Filing Agreement of the Registrants



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2003


XO COMMUNICATIONS, INC.

By:      /s/ Lee Weiner
         Name: Lee Weiner
         Title: Senior Vice President

CARDIFF HOLDING LLC
    By:  ACF Industries Holding Corp., its member

         By:      /s/ Robert J. Mitchell
                  Name: Robert J. Mitchell
                  Title: President and Treasurer

ACF INDUSTRIES HOLDING CORP.

By:      /s/ Robert J. Mitchell
         Name: Robert J. Mitchell
         Title: President and Treasurer

HIGHCREST INVESTORS CORP.


By:      /s/ Robert J. Mitchell
         Name: Robert J. Mitchell
         Title: Assistant Secretary

BUFFALO INVESTORS CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President and Treasurer

STARFIRE HOLDING CORPORATION

By:      /s/ Robert J. Mitchell__
         Name: Robert J. Mitchell
         Title: Authorized Signatory



BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


/s/ Carl C. Icahn
CARL C. ICAHN


         [Signature Page of Amendment No. 1 to Schedule 13D with respect to Register.com, Inc.]

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.0001 par value, of Register.com, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 13th day of November, 2003.


XO COMMUNICATIONS, INC.

By:      /s/ Lee Weiner
         Name: Lee Weiner
         Title: Senior Vice President

CARDIFF HOLDING LLC
    By:  ACF Industries Holding Corp., its member

         By:      /s/ Robert J. Mitchell
                  Name: Robert J. Mitchell
                  Title: President and Treasurer

ACF INDUSTRIES HOLDING CORP.

By:      /s/ Robert J. Mitchell
         Name: Robert J. Mitchell
         Title: President and Treasurer

HIGHCREST INVESTORS CORP.


By:      /s/ Robert J. Mitchell
         Name: Robert J. Mitchell
         Title: Assistant Secretary

BUFFALO INVESTORS CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President and Treasurer

STARFIRE HOLDING CORPORATION

By:      /s/ Robert J. Mitchell
         Name: Robert J. Mitchell
         Title: Authorized Signatory



BARBERRY CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


HIGH RIVER LIMITED PARTNERSHIP

By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory


/s/ Carl C. Icahn
CARL C. ICAHN


                  [Signature Page of Joint Filing Agreement to
                Amendment No. 1 to Schedule 13D - Register.com]

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

     Name, Business Address and Principal Occupation of Each Executive Officer and Director of High River and Barberry.


     The following sets forth the name, position, and principal occupation of each director and executive officer of High River and Barberry. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

HIGH RIVER LIMITED PARTNERSHIP

Name                                Position
----                                --------
Barberry Corp.                      General Partner
Highcrest Investors                 Limited Partner
   Corp.

BARBERRY CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman, President and Secretary
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Robert J. Mitchell                  Authorized Signatory
Jordan Bleznick                     Vice President - Taxes

XO COMMUNICATIONS, INC.

Name                                Position
----                                --------
Carl C. Icahn                       Chairman
Carl Grivner                        Director, Chief Executive Officer
                                        and President
Andrew Cohen                        Director
Vincent Intrieri                    Director
Adam Dell                           Director
Keith Meister                       Director
John Jacquay                        President, Business Markets
Wayne Rehberger                     Executive Vice President, Chief Financial
                                        Officer
Mark Faris                          Senior Vice President, Network Operations
William Garahan                     Vice President, Corporate Development and
                                        Strategic Planning
John Curran                         Vice President, Technology and Engineering
Robert Geller                       Vice President, Chief Information Officer
Brian Oliver                        Executive Vice President, Strategy and
                                        Corporate Development
Lee Weiner                          Senior Vice President and General Counsel
Doug Kelly                          Executive Vice President, Network Services



CARDIFF HOLDING LLC

Name                                Position
----                                --------

ACF Industries Holding Corp.        Member


ACF INDUSTRIES HOLDING CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Chairman
Richard T. Buonato                  Director, Vice President and Secretary
Robert J. Mitchell                  President and Treasurer


HIGHCREST INVESTORS CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman
Richard T. Buonato                  Director, Senior Vice President
                                        and Treasurer
Gail Golden                         Vice President and Secretary
Robert J. Mitchell                  Assistant Secretary
Edward E. Mattner                   Director


BUFFALO INVESTORS CORP.

Name                                Position
----                                --------
Richard T. Buonato                  Buffalo, Vice President, Secretary and
                                        Comptroller
Gail Golden                         Assistant Secretary
Edward E. Mattner                   President and Treasurer

STARFIRE HOLDING CORPORATION

Name                                Position
----                                --------
Carl C. Icahn                       Chairman and President
Robert J. Mitchell                  Authorized Signatory
Richard T. Buonato                  Authorized Signatory
Gail Golden                         Authorized Signatory
Jordan Bleznick                     Vice President - Taxes



                                   SCHEDULE B
                                   -----------

     On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

     Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.